Copa Holdings Reports Net Income of US$94.4 Million and EPS of US$2.14for the First Quarter of 2011
Excluding special items, adjusted net income came in at $82.0 million, or $1.86 per share

Panama City, Panama --- May 04, 2011.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2011 (1Q11). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).  See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2010 (1Q10).

OPERATING AND FINANCIAL HIGHLIGHTS

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Copa Holdings reported net income of US$94.4 million for 1Q11, or diluted earnings per share (EPS) of US$2.14.  Excluding special items, Copa Holdings would have reported an adjusted net income of $82.0 million, or $1.86 per share, a 30.9% increase over adjusted net income of US$62.7 million and US$1.42 per share for 1Q10.

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Operating income for 1Q11 came in at US$101.0 million, a 29.2% increase over operating income of US$78.1 million in 1Q10.  Operating margin for the period came in at 23.9%, compared to 23.0% in 1Q10, despite a 23.9% increase in the effective price of jet fuel.

•
Total revenues increased 24.7% to US$423.1 million, outpacing a strong capacity expansion.  Yield per passenger mile increased 3.9% to 16.7 cents and operating revenue per available seat mile (RASM) increased 0.2% to 13.6 cents, despite a 7.6% increase in average length of haul.

•
For 1Q11, strong demand trends resulted in passenger traffic (RPMs) growth of 20.5% and a consolidated load factor of 77.4%, or 2.6 percentage points below 1Q10, in light of a 24.5% capacity expansion.

•
Operating cost per available seat mile (CASM) decreased 0.9%, from 10.4 cents in 1Q10 to 10.3 cents in 1Q11.  Additionally, CASM excluding fuel costs, decreased 9.5% from 7.3 cents in 1Q10 to 6.6 cents in 1Q11, mainly as a result of the dilution of fixed costs resulting from increased capacity and a 7.8% increase in average stage length.

•	Cash, short term and long term investments ended 1Q11 at US$460.3 million, representing 30% of the last twelve months’ revenues.
•	During the first quarter, Copa Airlines took delivery of two Boeing 737-800s. As a result, Copa Holdings ended the quarter with a consolidated fleet of 65 aircraft.
•	For 1Q11, Copa Holdings reported consolidated on-time performance of 92.4% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.
•
During 1Q11, the Company entered into agreements for the long-term lease of four new 737-800s to be operated by Copa Airlines.  One of these aircraft is scheduled for delivery in the second half of 2012, while the other three aircraft are scheduled for delivery during 2013.

RECENT DEVELOPMENTS

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On May 4, 2011, the Board of Directors of Copa Holdings approved an increase in the Company’s dividend policy, which previously provided for an annual dividend payment of up to 20% of annual consolidated net income.  The new dividend policy now provides for annual dividend payment of up to 30% of annual consolidated net income, which will be paid on June 15, 2011 to shareholders of record as of May 31, 2011.  The dividend will be paid based on audited 2010 IFRS results, which will be filed in the company’s annual report (Form 20-F) to be filed with the SEC during the month of May 2011.

Consolidated Financial & Operating Highlights	1Q11	1Q10	% Change		4Q10	% Change
Revenue Passengers Carried ('000)	1,654	1,477	12.0%		1,702	-2.8%
RPMs (mm)	2,416	2,005	20.5%		2,354	2.6%
ASMs (mm)	3,122	2,507	24.5%		2,986	4.5%
Load Factor	77.4%	80.0%	-2.6	p.p.	78.8%	-1.4	p.p.
Yield	16.7	16.1	3.9%		16.6	0.7%
PRASM (US$ Cents)	13.0	12.9	0.6%		13.1	-1.1%
RASM (US$ Cents)	13.6	13.5	0.2%		13.9	-2.4%
CASM (US$ Cents)	10.3	10.4	-0.9%		10.7	-3.9%
CASM Excl. Fuel (US$ Cents)	6.6	7.3	-9.5%		7.3	-9.9%
Breakeven Load Factor (1)	54.0%	61.6%	-7.6	p.p.	58.2%	-4.2	p.p.
Fuel Gallons Consumed (Millions)	41.5	34.6	19.9%		40.2	3.3%
Avg. Price oer Fuel Gallon (US$ Dollars)	2.60	2.22	17.2%		2.51	3.5%
Average Length of Haul (Miles)	1,461	1,357	7.6%		1,383	5.6%
Average Stage Length (Miles)	967	898	7.8%		945	2.4%
Departures	24,943	22,669	10.0%		24,895	0.2%
Block Hours	60,712	51,696	17.4%		59,300	2.4%
Average Aircraft Utilization (Hours)	10.6	10.2	3.5%		10.4	2.1%
Operating Revenues (US$ mm)	423.1	339.2	24.7%		414.4	2.1%
Operating Income (US$ mm)	101.0	78.1	29.2%		93.9	7.6%
Operating Margin	23.9%	23.0%	0.8	p.p.	22.6%	1.2	p.p.
Net Income (US$ mm)	94.4	42.5	122.5%		102.4	-7.7%
Adjusted Net Income (US$ mm) (1)	82.0	62.7	30.9%		90.7	-9.6%
EPS - Basic and Diluted (US$)	2.14	0.97	121.6%		2.33	-8.0%
Adjusted EPS - Basic and Diluted (US$) (1)	1.86	1.42	30.4%		2.06	-9.9%
# of Shares - Basic and Diluted ('000)	44,139	43,978	0.4%		43,996	0.3%
1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q11, 1Q10, and 4Q10 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.  Additionally, they exclude for 1Q10 a US$19.8 million charge related to the devaluation of the Venezuelan currency.
Note:  Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 1Q11 RESULTS

Copa Holdings first quarter results were positively impacted by strong demand trends which resulted in a robust increase in passenger traffic and average fares.  For 1Q11, the company reported operating income of US$101.0 million, a 29.2% increase over 1Q10.  Operating margin for the quarter stood at 23.9%, increasing 0.9 percentage points over 1Q10, despite a 23.9% increase in the effective cost of jet fuel for the period.

Consolidated revenues increased 24.7%, outpacing a 24.5% capacity expansion during the period.  Load factor came in at 77.4%, or 2.6 percentage points below 1Q10, while yields increased 3.9% to 16.7 cents, despite a 7.6% increase in average length of haul.  As a result, passenger revenues per ASM (PRASM) increased 0.6%, from 12.9 cents in 1Q10 to 13.0 cents in 1Q11.

Consolidated operating expenses for 1Q11 increased 23.4% to US$322.1 million, while consolidated operating expenses per ASM (CASM) decreased 0.9% to 10.3 cents.  Excluding fuel costs, unit costs decreased 9.5% to 6.6 cents, mainly as a result of increased capacity and a 7.8% increase in average stage length.

Aircraft fuel expense increased 48.6% or US$38.0 million compared to 1Q10, as a result of increased capacity and higher fuel prices.  The Company’s effective jet fuel price, which includes realized hedge gains of US$8.3 million and US$1.4 million for 1Q11 and 1Q10, respectively, increased from an average of US$2.26 in 1Q10 to US$2.80 in 1Q11.

For 1Q11, the Company had fuel hedges in place representing 31% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 26% in 2Q11, 17% in 3Q11 and 16% in 4Q11.  For 2012, the Company has hedged approximately 8% of its forecasted fuel consumption.

The Company recorded a net non-operating gain of US$2.8 million for 1Q11 compared to a net non-operating expense of US$28.8 million for 1Q10.  Non-operating income included a fuel hedge mark-to-market gain of US$12.5 million for 1Q11, compared to, for 1Q10, a fuel hedge mark-to-market loss of US$0.4 million and a US$19.8 million charge related to the devaluation of the Venezuelan currency.

Copa Holdings closed the quarter with US$460.3 million in cash, short term and long term investments, representing 30% of last twelve months´ revenues.  Total debt at the end of 1Q11 amounted to US$1.0 billion related to aircraft and equipment financing.
In 2011, the Company expects to increase its consolidated fleet by ten aircraft and expand capacity by approximately 20%.  Copa Holdings’ consolidated fleet is expected to end the year at 73 aircraft, composed of 20 Boeing 737-700s, 27 Boeing 737-800s and 26 Embraer-190s.

Copa Holdings’ strong first quarter results are the product of a solid and well executed business model based on operating the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama.  Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2011

For 2011, our updated guidance is for consolidated capacity growth of approximately 20% as a result of capacity added in 2010 and the introduction of ten additional 737-800 aircraft during 2011.  Load factors are expected to come in below 2010 levels as a result of strong capacity expansion.  As a result of strong demand, which has resulted in higher fares and fuel surcharges, unit revenues (RASM) are now expected to come in at 13.2 cents, more than 7% above previous guidance and more than 2% higher than RASM for full year 2010.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.6 cents, significantly below 2010 levels.  Our guidance includes an increase in the estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into plane costs from US$2.60 per gallon in our previous guidance to US$3.19 per gallon. The Company still projects an operating margin in the range of 18.0% to 20.0% for 2011.

Financial Outlook (IFRS)	2011 – Full Year
Capacity - YOY ASM Growth	+/-20%
Average Load Factor	+/-74%
RASM (cents)	+/-13.2
CASM Ex-fuel (cents)	+/- 6.6
Operating Margin	18-20%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q11 totaled US$423.1 million, a 24.7% increase over operating revenue of US$339.2 million in 1Q10.  This increase was primarily due to a 25.2% or US$81.5 million increase in passenger revenue.

Passenger revenue. For 1Q11 passenger revenue totaled US$404.6 million, a 25.2% increase over passenger revenue of US$323.0 million in 1Q10.  Although load factor decreased 2.6 percentage points to 77.4%, passenger yield increased 3.9% to 16.7 cents, contributing to a 0.6% increase in passenger revenue per ASM (PRASM).
Cargo, mail and other. Cargo, mail and other revenue totaled US$18.5 million in 1Q11, a 14.8% increase over cargo, mail and other of US$16.1 million in 1Q10.

Operating expenses

For 1Q11, consolidated operating expenses increased 23.4% to US$322.1 million, representing operating cost per available seat mile (CASM) of 10.3 cents.  CASM, excluding fuel costs, decreased 9.5% from 7.3 cents in 1Q10 to 6.6 cents in 1Q11.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q11, aircraft fuel totaled US$116.1 million, a US$38.0 million or 48.6% increase over aircraft fuel of US$78.2 million in 1Q10. This increase was primarily a result of a 23.9% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.80 in 1Q11, as compared to US$2.26 in 1Q10, and a 19.9% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 1Q11 includes an $8.3 million fuel hedge gain, compared to a US$1.4 gain in 1Q10.  Excluding the effect of fuel hedge gains for both periods’ fuel prices increased 30.5%, from US$2.30 per gallon in 1Q10 to US$3.00 in 1Q11.
Salaries and benefits. For 1Q11, salaries and benefits totaled US$48.3 million, a 15.5% increase over salaries and benefits of US$41.9 million in 1Q10. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 1Q11, passenger servicing totaled US$34.8 million, an 8.9% increase over passenger servicing of US$31.9 million in 1Q10. This increase was primarily a result of a 12.0% increase in passengers carried.
Commissions. For 1Q11, commissions totaled US$17.0 million, a 23.2% increase over commissions of US$13.8 million in 1Q10. This increase was primarily a result of  a higher revenue base.
Reservations and sales. Reservations and sales totaled US$16.3 million, a 15.2% increase over reservation and sales of US$14.1 million in 1Q10. This increase was primarily a result of a 25.2% increase in passenger revenue.
Maintenance, material and repairs. For 1Q11, maintenance, material and repairs totaled US$15.0 million, a 10.5% increase over maintenance, material and repairs of US$13.6 million in 1Q10. This increase was primarily a result additional capacity.
Depreciation. Depreciation totaled US$17.8 million in 1Q11, a 26.9% increase over depreciation of US$14.0 million in 1Q10. This increase was primarily driven by additional aircraft and spares.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 9.6% from US$37.3 million in 1Q10 to US$40.9 million in 1Q11, primarily as a result of increased capacity.
Other. Other expenses totaled US$15.8 million, flat over 1Q10.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net gain of US$2.8 million in 1Q11, compared to a net loss of US$28.8 million in 1Q10.

Interest expense.  Interest expense totaled US$7.9 million in 1Q11, a 12.0% increase from interest expense of US$7.1 million in 1Q10, primarily as a result of higher average debt outstanding during the period.
Interest income. Interest income totaled US$1.3 million, a 3.4% decrease from interest income in 1Q10, as a result of lower interest rates, partly offset by higher average cash and investments balances.
Other, net.  Other net totaled a net gain of US$9.5 million in 1Q11, compared to a net loss of US$23.0 million in 1Q10, Other net Includes fuel hedge mark-to-market gain of US$12.5 million for 1Q11, compared to a fuel hedge mark-to-market loss of US$0.4 million and a US$19.8 million charge related to the devaluation of the Venezuelan currency in 1Q10.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q11	1Q10	Change	4Q10	Change
Operating Revenues
Passenger Revenue	404,566	323,029	25.2%	391,407	3.4%
Cargo, mail and other	18,518	16,129	14.8%	23,032	-19.6%
Total Operating Revenue	423,084	339,158	24.7%	414,439	2.1%

Operating Expenses
Aircraft fuel	116,108	78,155	48.6%	101,859	14.0%
Salaries and benefits	48,334	41,850	15.5%	49,876	-3.1%
Passenger servicing	34,768	31,921	8.9%	36,452	-4.6%
Commissions	16,973	13,777	23.2%	16,765	1.2%
Reservations and sales	16,304	14,149	15.2%	15,910	2.5%
Maintenance, material and repairs	15,042	13,618	10.5%	19,604	-23.3%
Depreciation	17,817	14,044	26.9%	17,061	4.4%
Flight operations	19,735	15,942	23.8%	19,271	2.4%
Aircraft rentals	11,227	12,069	-7.0%	11,449	-1.9%
Landing fees and other rentals	9,972	9,326	6.9%	10,374	-3.9%
Other	15,807	16,158	-2.2%	21,966	-28.0%
Total Operating Expense	322,087	261,008	23.4%	320,587	0.5%

Operating Income	100,997	78,150	29.2%	93,852	7.6%

Non-operating Income (Expense):
Interest expense	(7,924)	(7,072)	12.0%	(7,655)	3.5%
Interest capitalized	0	0	nm	0	mn
Interest income	1,252	1,296	-3.4%	1,129	10.9%
Other, net	9,464	(22,986)	nm	14,481	-34.6%
Total Non-Operating Income/(Expense)	2,792	(28,762)	nm	7,955	-64.9%

Income before Income Taxes	103,789	49,387	110.2%	101,807	1.9%

Provision for Income Taxes	9,341	6,931	34.8%	(560)	nm

Net Income	94,448	42,456	122.5%	102,368	-7.7%

EPS - Basic and Diluted	2.14	0.97	121.6%	2.33	-8.0%
Shares - Basic and Diluted	44,139,277	43,977,696	0.4%	43,996,177	0.3%

Copa Holdings, S.A.
Balance Sheet - IFRS

(US$ Thousands)	March 31,	December 31,	March 31,
	2011	2010	2010
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$236,640	$207,690	$257,610
Short-term investments	217,500	194,913	97,038
Total cash, cash equivalents and short-term investments	454,140	402,603	354,648

Accounts receivable, net of allowance for doubtful accounts	97,122	88,774	90,386
Accounts receivable from related parties	1,431	613	2,140
Expendable parts and supplies, net of allowance for obsolescence	47,884	45,982	23,422
Prepaid expenses	27,912	31,312	26,978
Other current assets	37,165	24,622	11,877
Total Current Assets	665,654	593,906	509,451

Long-term investments	6,207	6,224	6,429

Property and Equipment:
Owned property and equipment:
Flight equipment	1,877,838	1,782,070	1,539,499
Other equipment	61,561	59,426	53,662
	1,939,399	1,841,496	1,593,161
Less: Accumulated depreciation	(292,864)	(274,940)	(228,283)
	1,646,535	1,566,556	1,364,878
Purchase deposits for flight equipment	176,096	205,972	175,699
Total Property and Equipment	1,822,631	1,772,528	1,540,577

Other Assets:
Net pension asset	8,350	8,157	6,872
Goodwill	25,943	25,475	25,282
Intangible asset	43,871	43,465	44,608
Other assets	112,190	105,765	102,201
Total Other Assets	190,354	182,862	178,963
Total Assets	$2,684,846	$2,555,520	$2,235,420

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$95,515	$100,860	$113,792
Accounts payable	59,024	66,464	45,823
Accounts payable to related parties	18,309	13,418	9,693
Air traffic liability	225,602	208,735	160,241
Taxes and interest payable	46,834	49,852	46,167
Accrued expenses payable	34,354	47,614	42,712
Other current liabilities	10,778	10,934	9,381
Total Current Liabilities	490,416	497,877	427,809

Non-Current Liabilities:
Long-term debt	931,594	888,681	793,157
Post employment benefits liability	5,779	5,733	5,139
Other long-term liabilities	37,483	33,703	27,511
Deferred tax liabilities	13,406	20,016	24,591
Total Non-Current Liabilities	988,262	948,133	850,398

Total Liabilities	1,478,678	1,446,010	1,278,207

Shareholders' Equity:
Class A - 33,025,284 shares issued and outstanding	22,495	22,291	22,291
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	26,733	26,110	23,168
Retained earnings	1,145,690	1,051,233	901,405
Accumulated other comprehensive income (loss)	3,784	2,410	2,883
Total Shareholders' Equity	1,206,168	1,109,510	957,213
Total Liabilities and Shareholders' Equity	$2,684,846	$2,555,520	$2,235,420

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	1Q11	1Q10	4Q10

Net income as Reported	$94,448	$42,456	$102,368

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(12,457)	372	(11,627)
Other special items, net (2)	-	19,828	-
Adjusted Net Income	$81,991	$62,656	$90,740

Shares used for Computation (in thousands)
Basic and Diluted	44,139	43,978	43,996

Adjusted earnings per share - Basic and Diluted	1.86	1.42	2.06

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q11	1Q10	4Q10

Operating Costs per ASM as Reported	10.3	10.4	10.7
Aircraft fuel per ASM	(3.7)	(3.1)	(3.4)
Operating Costs per ASM excluding fuel	6.6	7.3	7.3

FOOTNOTES:

(1)  Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 1Q11 and 4Q10, the Company recorded unrealized fuel hedge gains of US$12.5 million and US$11.6 million, respectively.  For 1Q10, the Company recorded unrealized fuel hedge losses of US$0.4 million.
(2)  Other Special items include for 1Q09 a US$19.8 million charge related to the devaluation of the Venezuelan currency.